Exhibit 99.1

November 22, 2022

Metals Acquisition Corp. and Glencore Agree to Amend Terms of the CSA Mine Acquisition

•	Definitive amendment to Sale and Purchase Amendment Agreement entered into with Glencore International AG (“Glencore”) for the acquisition of the CSA Copper Mine (“CSA”) in New South Wales, Australia

•	Consideration amended to consist of:

‒	US$775m cash (with the ability to scale up to US$875m cash)

‒	Up to US$100m of common equity

‒	US$75m deferred to be paid out of half the proceeds of any future equity raise

‒	US$75m contingent payment payable when copper averages > US$4.25/lb for 18 continuous months over the Life of Mine (“LOM”)

‒	US$75m contingent payment payable when copper averages > US$4.50/lb for 24 continuous months over the LOM

‒	1.5% copper NSR

Transaction Overview

Metals Acquisition Corp. (NYSE: MTAL.U) (“MAC”) today announced that it has entered into a definitive amendment to the March 17, 2022 Sale and Purchase Agreement (“Transaction Agreement”) with Glencore to amend the consideration to acquire the CSA Mine as follows:

•	At least US$775 million in cash upon Close, with the potential to be scaled up to US$875 million depending on final PIPE demand; plus

•	A maximum of US$100 million in retained equity in the business by Glencore, with Glencore having the option to be scaled back subject to MAC raising sufficient equity (with any scale back to be reflected in an uplift to the upfront cash payment scale up, as set out above); plus

•	US$75 million in a deferred cash payment (bearing interest from completion at the same rate as payable under MAC’s subordinated term loan proposed to be entered into in connection with the transaction), payable upon MAC’s listing on the ASX or alternative equity raise (capped at US$75 million plus accrued interest).

•	US$150 million in cash structured as two contingent payments (US$75 million each) that are unsecured, fully subordinated and payable if, over the life of the mine, the average daily LME closing price is greater than:

o	US$4.25/lb. for any rolling 18-month period (commencing at closing) (“First Contingent Copper Payment”); and

o	US$4.50/lb. for any rolling 24-month period (commencing at closing) (“Second Contingent Copper Payment”).

The First Contingent Copper Payment and Second Contingent Copper Payment will be payable as soon as the applicable payment trigger milestone has been achieved.

•	Post Closing MAC will, on a quarterly basis, pay to Glencore a royalty equal to 1.5% of Net Smelter Returns

In addition to the consideration amendments summarised above, Glencore will be entitled to appoint one director to the Board of Directors of MAC for each 10% interest it holds in MAC from time to time.

In order to fund the cash portion of the consideration, MAC expects that it will need to raise at least US$125 million in PIPE financing, which is currently expected to consist of common shares issued at $10.00 per share.

Mick McMullen, MAC CEO, said: "We have worked closely with Glencore to arrive at a transaction structure that delivers value to both parties, and an increased certainty of completion.

The acquisition of CSA represents a strong strategic fit for MAC. Our management team’s operational expertise, understanding of regional operations and relationships with local stakeholders uniquely position us to identify and realize the full potential value of the asset. CSA also provides MAC with an ideal cornerstone asset with which to establish a high-quality, mid-tier base metals company.”

Advisors

Citi is serving as financial advisor and Squirre Patton Boggs and Paul Hastings LLP are serving as legal advisors to MAC.

Contacts

Mick McMullen Chief Executive Officer Metals Acquisition Corp. +1 (817) 698-9901 mick.mcmullen@metalsacqcorp.com	Dan Vujcic Chief Development Officer Metals Acquisition Corp. +61 451 634 120 dan.vujcic@metalsacqcorp.com

Further Information

Additional information about the proposed transaction, including a copy of the Transaction Agreement, will be included in a Current Report on Form 8-K to be filed by MAC with the SEC and available at www.sec.gov.

About Metals Acquisition Corp.

MAC was formed as a blank check company for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. MAC is led by Mick McMullen (Chief Executive Officer), Jaco Crouse (Chief Financial Officer) and Dan Vujcic (Chief Development Officer). The Company is focused on green-economy metals and mining businesses in high quality, stable jurisdictions.

Important Information About the Proposed Business Combination and Where to Find It

In connection with the proposed business combination, MAC intends to file a Registration Statement on Form F-4, including a preliminary and definitive proxy statement/prospectus with the SEC. MAC's shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus as well as other documents filed with the SEC in connection with the proposed business combination, as these materials will contain important information about CSA, MAC, and the proposed business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to shareholders of MAC as of a record date to be established for voting on, among other things, the proposed business combination. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC's website at www.sec.gov, or by directing a request to: Investors@soa-corp.com. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

MAC and its directors and executive officers may be deemed participants in the solicitation of proxies from MAC's shareholders with respect to the business combination. MAC shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of MAC in MAC’s final prospectus filed with the SEC on July 30, 2021 in connection with MAC’s initial public offering and in MAC’s other periodic and current reports filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to MAC’s shareholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus for the proposed business combination when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination will be included in the proxy statement/prospectus that MAC intends to file with the SEC.

Forward Looking Statements

This press release includes “forward-looking statements.” MAC’s actual results may differ from expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, MAC’s expectations with respect to future performance of the CSA Copper Mine and anticipated financial impacts and other effects of the proposed business combination, the satisfaction of the closing conditions to the proposed transaction and the timing of the completion of the proposed transaction. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside MAC’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: the occurrence of any event, change, or other circumstances that could give rise to the termination of the Transaction Agreement; the outcome of any legal proceedings that may be instituted against MAC following the announcement of the Transaction Agreement; the inability to complete the proposed transaction, including due to failure to obtain approval of the shareholders of MAC, certain regulatory approvals, or satisfy other conditions to closing in the Transaction Agreement; the occurrence of any event, change, or other circumstance that could give rise to the termination of the Transaction Agreement or could otherwise cause the transaction to fail to close MAC’s inability to secure the expecting financing for the consideration under the Transaction Agreement; the inability to obtain or maintain the listing of MAC’s shares following the proposed transaction; the risk that the proposed transaction disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things; the supply and demand for copper; the future price of copper; the timing and amount of estimated future production, costs of production, capital expenditures and requirements for additional capital; cash flow provided by operating activities; unanticipated reclamation expenses; claims and limitations on insurance coverage; the uncertainty in mineral resource estimates; the uncertainty in geological, metallurgical and geotechnical studies and opinions; infrastructure risks; and dependence on key management personnel and executive officers; and other risks and uncertainties indicated from time to time in the final prospectus of MAC for its initial public offering and the proxy statement/prospectus relating to the proposed business combination, including those under “Risk Factors” therein, and in MAC’s other filings with the SEC. MAC caution that the foregoing list of factors is not exclusive. MAC caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. MAC do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

More information on potential factors that could affect MAC’s or CSA’s financial results is included from time to time in MAC’s public reports filed with the SEC, including its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K as well as the preliminary and the definitive proxy statements MAC intends to file with the SEC in connection with MAC’s solicitation of proxies for the meeting of shareholders to be held to approve, among other things, the proposed business combination. If any of these risks materialize or MAC’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that MAC does not presently know, or that MAC currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect MAC’s expectations, plans or forecasts of future events and views as of the date of this communication. MAC anticipates that subsequent events and developments will cause its assessments to change. However, while MAC may elect to update these forward-looking statements at some point in the future, MAC specifically disclaims any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing MAC’s assessment as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.